Exhibit 99.2

CASH ESCROW AGENCY AGREEMENT

THIS AGREEMENT is made the 1st day of June, 2023.

BETWEEN:

TINGLEMERRETT LLP, a limited liability partnership existing under the laws of the Province of Alberta (the “Escrow Agent”)

- and -

BPY Limited, a corporation incorporated under the laws of Bermuda (“Subscriber”)

- and -

Hexo Corp, a corporation incorporated under the laws of the Province of Ontario (the “Issuer”)

WHEREAS the Subscriber wishes to deposit US$13,500,000 (the “Escrow Amount”) with the Escrow Agent to be held by the Escrow Agent in accordance with the terms of this Agreement;

AND WHEREAS the Escrow Funds are being deposited pursuant to a subscription agreement dated June 1, 2023 (the “Subscription Agreement”) pursuant to which up to 25,000,000 Series 1 Preferred Shares (the “Preferred Shares”) will be issued by the Issuer to the Subscriber.

AND WHEREAS the Subscription Agreement contemplates that the subscription will close in two tranches, with the first tranche consisting of 11,500,000 Preferred Shares subscribed for in consideration of $11,500,000 and the second tranche, consisting of 13,500,000 Preferred Shares (the “Tranche 2 Preferred Shares”) to be issued conditional upon release of, and in consideration of, the Escrow Amount, which amount is to be funded to the Escrow Agent in accordance with this Agreement;

AND WHEREAS the foregoing statements of fact and recitals are made by the parties hereto other than the Escrow Agent;

AND WHEREAS the Subscriber and the Issuer have requested the Escrow Agent to act as escrow agent and the Escrow Agent is willing to act as the escrow agent and to hold, administer and distribute the funds deposited with it in accordance with the terms of this Agreement,

NOW THEREFORE for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1:

INTERPRETATION

1.1	Definitions

The terms used herein shall have the following meanings:

(a)	“Affiliate” means affiliated companies within the meaning of the Business Corporations Act (Ontario);

(b)	“Agreement”, “this Agreement”, “the Agreement”, and similar expressions mean this escrow agency agreement;

(c)

“Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank or trust company (which may include an Affiliate or related party or restricted party of the Escrow Agent), provided that each such obligation is rated at least R1 (middle) by Dominion Bond Rating Service Limited or an equivalent rating by an equivalent rating service;

(d)

“Business Day” means each day other than a Saturday, Sunday, a statutory holiday in Montreal Quebec or Toronto, Ontario or any day on which the principal chartered banks located in Montreal Quebec or Toronto, Ontario are not generally open for business during normal banking hours.

(e)

“Release Condition” means the Issuer having delivered the Escrow Release Notice to the Escrow Agent and the Subscriber constituting confirmation that of all closing conditions set forth in the arrangement agreement dated April 10, 2023 entered into between the Issuer and Tilray Brands, Inc. (as amended from time to time, the “Arrangement Agreement”) have been satisfied or waived, other than those conditions that cannot be satisfied, waived or completed until the effective time of the plan of arrangement contemplated by the Arrangement Agreement.

1.2	Sections and Headings

The division of the Agreement into sections and headings are for the convenience of reference only and shall not affect the interpretation or construction of the Agreement.

1.3	Interpretation

In this Agreement, words importing the singular shall include the plural and vice versa, and words importing gender shall include all genders.

SECTION 2:

APPOINTMENT

2.1	Appointment of Escrow Agent

The Subscriber and the Issuer hereby appoint the Escrow Agent to serve as escrow agent and the Escrow Agent hereby agrees to act as escrow agent in accordance with the terms of this Agreement.

SECTION 3:

ESCROW PROVISIONS

3.1	Delivery into Escrow

The Escrow Agent shall establish an account (the “Escrow Account”) for the purpose of receiving the Escrow Amount. The Subscriber will deliver by wire transfer the Escrow Amount to the Escrow Account for deposit in escrow. The details of the Escrow Account are provided in Schedule “A” hereto.

The Escrow Agent shall have no liability or responsibility for any property until it is in fact received by the Escrow Agent.

3.2	Holding of Escrow Amount

The Escrow Amount, when delivered, will be held by the Escrow Agent in the name of the Subscriber and dealt with in accordance with the provisions of this Agreement.

The parties hereby agree that the Escrow Amount, when delivered, will be held by the Escrow Agent in the Escrow Account and dealt with in accordance with the provisions of this Agreement.

3.3	Cash Balances

(a)

Until such time as the Escrow Agent is in receipt of a joint direction from the Subscriber and Issuer to invest the Escrow Amount in Authorized Investments, the Escrow Agent may hold cash balances constituting part or all of the Escrow Amount in an interest bearing account, and may, but need not, invest the same in the deposit department of a Canadian chartered bank and its Affiliates, but the Escrow Agent, its Affiliates or the applicable Canadian chartered bank and its Affiliates shall not be liable to account for any profit to any parties to this Agreement or to any other person or entity other than at a rate, if any, established from time to time by the Escrow Agent, its Affiliates or the Canadian chartered bank and its Affiliates.

(b)

Any joint direction from the Subscriber and Issuer to the Escrow Agent shall be in writing and shall be provided to the Escrow Agent no later than 9:00 a.m. MT on the day on which the investment is to be made. Any such joint direction received by the Escrow Agent after 9:00 a.m. MT or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m. MT the next Business Day. Any joint direction from the Subscriber and Issuer for the release of the Escrow Amount must be received prior to 11:00 a.m. MT on the day on which the release of Escrow Amount is to be made. Any such joint direction for the release of Escrow Amount received after 11:00 a.m. MT or on a non-Business Day, will be handled on a commercially reasonable efforts basis and may result in Escrow Amount being released on the next Business Day.

(c)

In the event that the Escrow Agent does not receive a joint direction or receives only a partial direction, the Escrow Agent shall continue to hold cash balances constituting part or all of the Escrow Amount in accordance with (a) above.

(d)	Any interest, dividends or other amounts received on the Escrow Amount as a result of the investment thereof as provided hereunder shall form part of the “Escrow Amount”.

(e)

The Escrow Agent shall have no liability for any investment losses, including without limitation any market loss on any investment liquidated prior to maturity in order to make a payment required hereunder.

3.4	Release of Escrow Amount

The parties hereby direct the Escrow Agent to release the Escrow Amount as follows:

(a)

If the Escrow Agent receives on or before 5:00p.m. MT on August 31, 2023 (the “Escrow Release Deadline”) written notice (the “Escrow Release Notice”) delivered by the Issuer to the Escrow Agent in the form attached as Schedule “B”, the Escrow Amount shall be released to Issuer. For certainty, the Escrow Release Notice shall only be delivered if the completion of the plan of arrangement contemplated by the Arrangement Agreement is imminent and the Escrow Release Notice constitutes confirmation that of all closing conditions set forth in the Arrangement Agreement have been satisfied or waived, other than those conditions that cannot be satisfied, waived or completed until the effective time of the plan of arrangement contemplated by the Arrangement Agreement and the Escrow Release Notice shall not be delivered until such confirmation can be provided.

(b)	If the Escrow Release Notice is not received by the Escrow Release Deadline, the Escrow Amount shall be automatically released to the Subscriber.

(c)	The Escrow Amount is to be released by way of wire transfer as directed by the parties, as applicable.

(d)	This Agreement shall terminate upon the distribution of all of the Escrow Amount in accordance with this Agreement.

3.5	Share Issuance

Upon receipt of the Escrow Release Notice by the Subscriber and concurrently with the release of the Escrow Amount to the Issuer in accordance with 3.4(a) the Issuer shall issue to the Tranche 2 Preferred Shares to the Subscriber in accordance with the Subscription Agreement.

SECTION 4:

REMUNERATION

4.1	Remuneration

The Issuer agrees to pay the Escrow Agent’s fees in advance, as agreed between the Escrow Agent, the Subscriber and the Issuer, for its services hereunder and the Issuer shall pay or reimburse the Escrow Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Escrow Agent in the administration of its duties hereunder (including, without limitation, legal fees and expenses and the reasonable compensation and disbursements of all other advisers, agents and assistants not regularly in its employ). The parties hereto agree that if any of the Escrow Agent’s fees, expenses and disbursements are in arrears then the Escrow Agent has the right to withhold the release of any Escrow Amount until such fees, expenses and disbursements are paid in full. The parties hereto further agree that any residual fees or expenses incurred by the Escrow Agent after termination of the Agreement will be reimbursed by the Issuer.

SECTION 5:

[RESERVED]

SECTION 6:

TAXES

6.1	Tax Obligations

The Subscriber and the Issuer shall notify the Escrow Agent jointly in writing of any Tax Obligations (defined herein) in connection with services rendered under this Agreement. The Subscriber and the Issuer shall jointly direct the Escrow Agent with respect to the performance of such Tax Obligations and shall provide the Escrow Agent with the necessary funds and all information required by the Escrow Agent to fund, pay or meet such Tax Obligations. The Escrow Agent shall use reasonable efforts, based upon available information to assist the Subscriber and the Issuer with respect to any Tax Obligations. Upon request, the Subscriber and the Issuer agree to provide the Escrow Agent with their certified tax identification numbers and other forms, documents and information that the Escrow Agent may request in order to fulfil any tax reporting function. For the purposes of this paragraph, “Tax Obligations” means the responsibility for payment of taxes (including related interest and penalties), withholding of taxes, certificates, reporting and filing requirements.

The Issuer agrees to indemnify the Escrow Agent, its directors, officers, employees, Affiliates and agents in connection with services rendered under this Agreement from and against any present or future taxes (except for taxes based on the net income of the Escrow Agent), remittances, fees, duties, assessments or other similar governmental charges (including all interest and penalties thereon and additions thereto) of whatever nature imposed or levied by any government, governmental subdivision, agency or other taxing authority of or in any jurisdiction, including, without limitation, Canada or any province or political subdivision thereof or any authority or agency therein or thereof or any foreign authority having power to tax or sanction, provided such taxes, duties, assessments or charges are not imposed or levied as a result of actions taken by the Escrow Agent in respect of its own business, independent of matters relating to the Subscriber or the Issuer or either of their corporate assets maintained by the Escrow Agent under this Agreement.

SECTION 7:

RIGHTS AND DUTIES OF THE ESCROW AGENT

7.1	Rights and Duties of Escrow Agent

The Escrow Agent shall not be liable for any action taken or omitted by it, or any action suffered by it to be taken or omitted or for any error of judgment made by it in the performance of its duties under this Agreement excepting only direct loss caused by its own gross negligence, wilful misconduct or fraud. Notwithstanding any other provision of this Agreement, and whether such losses or damages are foreseeable or unforeseeable, the Escrow Agent shall not be liable under any circumstances whatsoever for any (a) breach by any other party of securities law or other rule of any securities regulatory authority, (b) lost profits or (c) special, indirect, incidental, consequential, exemplary, aggravated or punitive losses or damages. Notwithstanding the foregoing or any other provision of this Agreement, in no event shall the liability of the Escrow Agent under or in connection with this Agreement to any one or more parties exceed in aggregate the amount of the annual fee for acting as escrow agent hereunder.

7.2	Right Not to Act

The Escrow Agent shall retain the right not to act and shall not be liable for refusing to act if, it is due to a lack of information or instructions or the Escrow Agent, in its sole judgment, acting reasonably, determines that such act is conflicting with or contrary to the terms of this Agreement or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body.

7.3	Retain Experts, Counsel and Advisors

The Escrow Agent may appoint such agents and employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties and determining its duties, obligations and rights hereunder and may pay reasonable remuneration for all services performed by any of them, without taxation of costs of any counsel, and shall not be responsible for any misconduct on the part of any of them. The Issuer shall pay or reimburse the Escrow Agent for any reasonable fees, expenses and disbursements of such counsel, accountants, engineers, appraisers or other experts or advisers.

7.4	Reliance on Experts

The Escrow Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any agent, counsel, accountant, engineer, appraiser or other expert or adviser, retained or employed by the Subscriber, the Issuer or the Escrow Agent, in relation to any matter arising in the performance of its duties under this Agreement.

7.5	Express Duties

The Escrow Agent shall have no duties or responsibilities except as expressly provided in this Agreement and shall have no liability or responsibility arising under any other agreement, including any agreement referred to in this Agreement, to which the Escrow Agent is not a party. No trust is intended to be, or is or will be, created hereby and the Escrow Agent shall owe no duties hereunder as a trustee.

7.6	Indemnity

In addition to and without limiting any other protection of the Escrow Agent hereunder or otherwise by law, the Issuer and the Subscriber hereby agree, jointly and not severally, to indemnify and hold harmless the Escrow Agent and its officers, directors, employees, Affiliates and agents and former officers, directors, employees, and agents harmless from and against any and all liabilities, losses, claims, damages, penalties, actions, suits, demands, levies, costs, expenses and disbursements including any and all reasonable legal and adviser fees and disbursements of whatever kind or nature which may at any time be suffered by, imposed on, incurred by or asserted against the Escrow Agent, whether groundless or otherwise, howsoever arising from or out of any act, omission or error of the Escrow Agent in connection with its acting as Escrow Agent hereunder unless arising from bad faith, the gross negligence or wilful misconduct on the part of the Escrow Agent. Notwithstanding any other provision hereof, this indemnity shall survive the removal or resignation of the Escrow Agent and the termination of this Agreement.

In the event that the Escrow Agent shall become involved in any arbitration or litigation relating to the Escrow Amount, the Escrow Agent is authorized to comply with any decision reached through such arbitration or litigation. If the Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive instructions, claims or demands from any party hereto or from a third person with respect to any matter arising pursuant to this Agreement which, in its opinion, are in conflict with any provision of this Agreement, it shall be entitled to refrain from taking any action authorized and directed hereunder, and in so doing, the Escrow Agent shall not be or become liable in any way to the parties hereto for its failure or refusal to comply with such claims or demands, until it shall be authorized or directed in writing by the parties hereto.

7.7	Reliance on Documents, etc.

In the exercise of its rights, duties and obligations hereunder, the Escrow Agent may act and rely, and shall be protected in acting and relying upon any judgment, order, notice, demand, request, waiver, consent, receipt, direction, instruction, certificate, affidavit or other instrument, paper, writing or document (collectively referred to as “Documents”) furnished to it and purporting to have been executed or issued by any officer or person required to or entitled to execute and deliver to the Escrow Agent any such Documents in connection with this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth or accuracy of any information therein contained, which the Escrow Agent in good faith believes to be genuine. The Escrow Agent may, in its absolute discretion, require reasonable evidence of the due execution thereof before acting or relying thereon. The Escrow Agent shall in no way be bound to call for further evidence (whether as to due execution, validity or effectiveness, or the jurisdiction of any court, or as to the truth of any fact), and shall not be responsible for any loss that may be occasioned by its failing to do so.

The Escrow Agent shall have the right not to act and shall not be liable for refusing to act unless it has received clear and reasonable documentation that complies with the terms of this Agreement. Such documentation must not require the exercise of any discretion or independent judgment.

7.8	Third Party Interests

Each party to this Agreement (in this paragraph referred to as a “representing party”), other than the Escrow Agent, hereby represents to the Escrow Agent that any account to be opened by, or interest to be held by, the Escrow Agent in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party, or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Escrow Agent a declaration, in the Escrow Agent’s prescribed form or in such other form as may be satisfactory to it, as to the particulars of such third party.

7.9	No Assumption of Responsibility

The Escrow Agent shall not by reason of signing this Agreement assume any responsibility or liability for any transaction or agreement between the Subscriber and the Issuer other than the performance of its obligations under this Agreement, notwithstanding any reference herein to such other transactions or agreements.

7.10	Anti-Money Laundering

The Escrow Agent shall have the right not to act and shall not be liable for refusing to act under this Agreement if, due to a lack of information or for any other reason whatsoever, the Escrow Agent in its reasonable judgment, determines that such act might cause it to be in non-compliance with any sanctions legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Should the Escrow Agent, in its reasonable judgment, determine at any time that its acting under this Agreement has resulted in the Escrow Agent being in non-compliance with any sanctions legislation or regulation or any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then the Escrow Agent shall have the right to resign on 10 days’ written notice to the Subscriber and the Issuer, provided (i) that the written notice shall describe the circumstances of such non-compliance to the extent permitted under any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist financing legislation, regulation or guideline; and (ii) that if such circumstances are rectified to the Escrow Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

7.11	Not Required to Expend its Own Funds

None of the provisions contained in this Agreement or any supplement shall require the Escrow Agent to expend or risk its own funds or otherwise incur financial liability in performing its duties or in the exercise of any of its rights or powers.

7.12	Resignation, Removal and Replacement of the Escrow Agent

The Escrow Agent may resign and be discharged from all further duties and obligations hereunder by giving to the Subscriber and the Issuer thirty (30) days’ written notice of the effective date of resignation (“Effective Date”) or such shorter notice period as may be agreed between the Subscriber, the Issuer and the Escrow Agent. In the event of the Escrow Agent resigning, the Subscriber and the Issuer shall forthwith appoint a successor agent. Failing such appointment by the Subscriber and the Issuer within thirty (30) days from the Effective Date, the Escrow Agent shall return the Escrow Amount to the Subscriber to be held in trust for the Issuer and the duties and obligations of the Escrow Agent under this Agreement shall cease immediately.

Any new escrow agent appointed pursuant to the provisions of this section shall be a corporation authorized to carry on the business of an escrow agent in the province of Ontario. On any new appointment, the new escrow agent shall be vested with the same powers, rights, duties and obligations as if it had been originally named herein as escrow agent, without any further assurance, conveyance, act or deed. The Escrow Agent, upon receipt of payment for any outstanding amounts for its services and expenses then unpaid, shall transfer, deliver and pay over to such successor escrow agent, who shall be entitled to receive, all cash and property on deposit with such predecessor hereunder.

7.13	Survival

The provisions of this section shall survive for the benefit of the Escrow Agent notwithstanding the resignation or removal of the Escrow Agent or the termination of this Agreement.

SECTION 8:

TERM OF AGREEMENT

8.1	Term and Termination

This Agreement shall commence on the date hereof and shall terminate pursuant to Sections 3, 5 or 7 hereof or this Section 8.

8.2	Termination

Notwithstanding any provisions contained in this Agreement, if the Escrow Agent continues to hold the Escrow Amount in escrow after five (5) years from the date of this Agreement, then the Escrow Agent shall return the Escrow Amount to the Subscriber to be held in trust for the Issuer and the duties and obligations of the Escrow Agent under this Agreement shall cease immediately.

SECTION 9:

NOTICES

9.1	Notice to the Subscriber

Any notice, demand or other communication to the Subscriber shall be in writing and addressed to the Subscriber as follows:

BPY Limited

c/o 145 Adelaide Street West, 4th Floor

Toronto, ON

M5H 4E5

Attention: Paul Zogala

Email: pzogala@murchinsonltd.com

9.2	Notice to the Issuer

Any notice, demand or other communication to the Issuer shall be in writing and addressed to the Issuer as follows:

HEXO CORP.

120, chemin de la Rive

Gatineau, QC

J8M 1V2

Attention: General Counsel, Joelle Maurais

Email: [REDACTED CONFIDENTIAL INFORMATION]

With a copy to:

Norton Rose Fulbright Canada LLP

222 Bay Street, Suite 3000

P.O. Box 53

Toronto, ON M5K 1E7

Attention: [REDACTED CONFIDENTIAL INFORMATION]

Email: [REDACTED CONFIDENTIAL INFORMATION]

9.3	Notice to the Escrow Agent

Any notice, direction, demand or other communication to the Escrow Agent shall be in writing and addressed to the Escrow Agent as follows:

TingleMerrett LLP

1250, 639 – 5 Avenue SW

Calgary, AB T2P 0M9

Attention: Scott Reeves

Facsimile: (403) 571-8008

Email: sreeves@tinglemerrett.com

9.4	Delivery

Notices given pursuant to this Section 9 may be sent by personal delivery (including courier) during business hours or may be sent by ordinary mail or by facsimile or email. Such notice delivered in accordance with the foregoing shall be deemed to have been delivered at the time of personal delivery, or, if mailed, on the third (3rd) Business Day following the date of the postmark on such notice or, if transmitted by facsimile or email, on the next Business Day following the date of transmission.

Any party may change its address by giving notice to the other parties in the manner set forth in this section.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees any notice to be given to the Escrow Agent or the Subscriber or the Issuer hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered, or sent by facsimile or email transmission.

SECTION 10:

GENERAL

10.1	Force Majeure

No party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, pandemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this section.

10.2	Representation

Each party represents that it has the power and authority to enter into and perform its obligations under this Agreement, that the person or persons signing this Agreement on behalf of the named party are properly authorized and empowered to sign it and that the Agreement is valid and binding on the party and enforceable against the party in accordance with its terms.

10.3	Merger, Consolidation or Amalgamation

This Agreement shall not be assigned by any party hereto without the prior written consent of the other parties hereto. Notwithstanding the foregoing, any corporation into or with which the Escrow Agent may be merged or consolidated or amalgamated, or any corporation resulting therefrom, or any corporation succeeding to the trust business of the Escrow Agent, shall be the successor to the Escrow Agent hereunder without any further act on the Escrow Agent’s part or any of the parties hereto.

10.4	Severability

If any of the provisions of this Agreement becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be affected or impaired.

10.5	Currency

All amounts stated herein are expressed in United States dollars.

10.6	Amendment

No provision of this Agreement shall be deemed waived, amended or modified by any party unless such waiver, amendment or modification is in writing and signed by the parties hereto.

10.7	Entire Agreement

This Agreement constitutes the entire Agreement between the parties and cancels, replaces and supersedes all existing and prior and contemporaneous agreements, understandings and negotiations relating to its subject matter and there are no warranties, representations or agreements among the parties in connection with the subject matter hereof except as specifically set forth and referred to herein.

10.8	Counterparts

This Agreement may be executed (including electronically) in any number of counterparts and may be delivered by facsimile transmission or in PDF format delivered by email. Each counterpart, when so executed, shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

10.9	Time of the Essence

Time shall be of the essence.

10.10	Successors and Assigns

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Except as may be otherwise specifically provided herein, no assignment shall be made of this Agreement without the prior written consent of the parties hereto.

10.11	Governing Law

This Agreement shall be construed in accordance with and governed by the laws of the province of Alberta and the federal laws of Canada applicable therein, and any actions, proceedings, claims or disputes regarding it shall be resolved by the courts in that province.

[signature pages follow]

Signature Page of Subscriber to Cash Escrow Agency Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

BPY Limited

By:	(signed) Jason Jagessar
Name: Jason Jagessar
Title: Director

Signature Page of Escrow Agent to Cash Escrow Agency Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

TINGLEMERRETT LLP

By:	(signed) Scott Reeves
Name: Scott Reeves
Title: Partner

Signature Page of Issuer to Cash Escrow Agency Agreement

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

HEXO CORP.

By:	(signed) Rob Godfrey
Name: Rob Godfrey
Title: Chair, Special Committee

Schedule “A”

Escrow Account

[REDACTED CONFIDENTIAL INFORMATION]

Schedule “B”

Escrow Release Notice

To: TINGLEMERRETT LLP (the “Escrow Agent”)

AND TO: BPY Limited (the “Subscriber”)

Reference is made to the escrow agreement dated June 1, 2023 (the “Escrow Agreement”) between Hexo Corp (the “Issuer”), the Escrow Agent and the Subscriber. Unless otherwise defined herein, capitalized words and terms used herein shall have the meanings given to such words and terms in the Escrow Agreement.

The Escrow Agent is hereby notified that:

(a)	the Escrow Release Condition has been satisfied in full in accordance with the Escrow Agreement, and,

(b)

the Issuer has been notified by its legal counsel that the filing of the Articles of Arrangement contemplated under the Arrangement Agreement that are required to be filed in order to make the plan of arrangement thereunder effective, will be filed within 24 hours from the time of delivery of this Escrow Release Notice to the Escrow Agent and the Subscriber,

accordingly, the Escrow Agent is hereby irrevocably directed and authorized to, in accordance with Section 3.4(a) of the Escrow Agreement, to release the Escrowed Amount to the Issuer by means of a wire transfer to the bank account provided by the Issuer to the Escrow Agent.

This Escrow Release Notice, which may be delivered by email or facsimile, is irrevocable and shall constitute your good and sufficient authority for taking the actions described herein.

DATED this _____ day of __________________, 2023.

HEXO CORP.
By:
Name:
Title: